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                 September 24, 2020

       Chris Lacy
       Vice President, General Counsel and Secretary
       Southwestern Energy Company
       10000 Energy Drive
       Spring, Texas 77389

                                                        Re: Southwestern Energy
Company
                                                            Registration
Statement on Form S-4
                                                            Filed September 16,
2020
                                                            File No. 333-248827

       Dear Mr. Lacy:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Eric Otness, Esq.